                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 11-K


/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

      For the fiscal year ended  March 31, 1996
                                 --------------

                                          OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition report from             to
                                      ----------     ---------

                        COMMISSION FILE NUMBER 0-20006

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       ANCHORBANK, S.S.B. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Anchor BanCorp Wisconsin Inc.
                               25 West Main Street
                             Madison, Wisconsin 53703

                               REQUIRED INFORMATION

1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The AnchorBank, S.S.B. Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


EXHIBITS


23.  Consent of Independent Auditors

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       AnchorBank, S.S.B. Retirement Plan


Date:  September 19, 1996             /S/ Ronald R. Osterholz
      ----------------------------    ----------------------------------------
                                      Ronald R. Osterholz
                                      Vice President -- Human Resources

    -----------------------------------------
    FINANCIAL STATEMENTS AND
    SUPPLEMENTAL SCHEDULES

    ANCHORBANK, S.S.B. RETIREMENT PLAN

    Years ended
    March 31, 1996 and 1995


    [logo]

              AnchorBank, S.S.B. Retirement Plan

                   Financial Statements
                and Supplemental Schedules

              Years ended March 31, 1996 and 1995




CONTENTS

Report of Independent Auditors                                            1

Financial Statements

Statements of Net Assets Available for Plan Benefits                      2
Statements of Changes in Net Assets Available for Plan Benefits           3
Notes to Financial Statements                                             4


Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes              8
Line 27(d) - Schedule of Reportable Transactions                         11

                              [Letterhead]

                      Report of Independent Auditors

Trustees
AnchorBank, S.S.B. Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of AnchorBank, S.S.B. Retirement Plan (the Plan) as of March 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at March 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of March 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                     /s/ Ernst & Young LLP
June 28, 1996

                      AnchorBank, S.S.B. Retirement Plan

           Statements of Net Assets Available for Plan Benefits





                                               MARCH 31, 1996                                         MARCH 31, 1995
                             --------------------------------------------------------  -------------------------------------------

                              SAFE HAVEN   BALANCED  STOCK       GROWTH                SAFE HAVEN   BALANCED    STOCK
                                 FUND        FUND     FUND        FUND        TOTAL       FUND        FUND       FUND      TOTAL

                             --------------------------------------------------------- -------------------------------------------
ASSETS
Investments, at fair value
 (NOTE 3):
 Common stocks                $     --   $1,904,719 $10,155,476 $     --   $12,060,195 $     --   $1,316,082 $7,508,415 $ 8,824,497
 Corporate debt obligations    1,307,828    806,917       --          --     2,114,745  1,318,391    224,655       --     1,543,046
 Market rate deposit accounts     49,804     35,340          73         44      85,261    243,753    273,914      2,604     520,271
 Mutual fund accounts               --          --        --     1,029,925   1,029,925       --         --         --          --
 Preferred stock                    --       82,100       --          --        82,100       --         --         --          --
 U.S. Government and agency
  obligations                    264,140       --         --          --       264,140    412,077    206,312        --      618,389
                              --------------------------------------------------------  -------------------------------------------

                               1,621,772  2,829,076  10,155,549  1,029,969  15,636,366  1,974,221  2,020,963  7,511,019  11,506,203

Receivables:
 Employer contribution            13,838     33,736      67,748     44,076     159,398     29,463     37,548     54,719     121,730
 Interest and dividend income     41,104     23,070        --          --       64,174     44,564     17,534        --       62,098
                              --------------------------------------------------------  -------------------------------------------
                                  54,942     56,806      67,748     44,076     223,572     74,027     55,082     54,719     183,828
                              --------------------------------------------------------  -------------------------------------------
Total assets                   1,676,714  2,885,882  10,223,297  1,074,045  15,859,938  2,048,248  2,076,045  7,565,738  11,690,031

LIABILITY
Due to participants for
 excess contributions              3,242      1,659       2,224         96       7,221      2,546      3,380      2,740       8,666
                              --------------------------------------------------------  -------------------------------------------
Net assets available for plan
 benefits                     $1,673,472 $2,884,223 $10,221,073 $1,073,949 $15,852,717 $2,045,702 $2,072,665 $7,562,998 $11,681,365
                              -------------------------------------------------------- --------------------------------------------
                              -------------------------------------------------------- --------------------------------------------



SEE ACCOMPANYING NOTES.

                       AnchorBank, S.S.B. Retirement Plan

       Statements of Changes in Net Assets Available for Plan Benefits



                                   YEAR ENDED MARCH 31, 1996                                   YEAR ENDED MARCH 31, 1995
                  -------------------------------------------------------------- ----------------------------------------------
                     Safe Haven     Balanced       Stock      Growth               Safe Haven   Balanced     Stock
                         Fund         Fund         Fund        Fund       Total       Fund        Fund        Fund        Total
                  -------------------------------------------------------------- ----------------------------------------------


                                                                                                                        >

ADDITIONS
Interest income   $   134,764   $    67,857   $       747  $      --  $   203,368 $   157,723  $  54,109  $   1,028  $  212,860
Dividend income            --        30,349        92,087        221      122,657          --     13,154     60,623      73,777
Rollover of
participants'
funds from other
plans                  31,545       549,084       239,535     13,975      834,139          --         --         --          --
                  --------------------------------------------------------------- ---------------------------------------------
                      166,309       647,290      332,369      14,196    1,160,164     157,723     67,263     61,651     286,637

Contributions:
Participants           79,952       165,829      270,936      83,456      600,173     140,230    178,854    210,355     529,439
Employer, net          39,550        72,745      117,649      32,062      262,006      69,213     75,514     90,422     235,149
                  --------------------------------------------------------------- ---------------------------------------------

                      119,502       238,574      388,585     115,518      862,179     209,443    254,368    300,777     764,588
                  --------------------------------------------------------------- ---------------------------------------------
                      285,811       885,864      720,954     129,714    2,022,343     367,166    321,631    362,428   1,051,225

DEDUCTIONS
Benefits paid to
 participants         128,808        71,619      117,403       --         317,830      99,878     78,074    126,878     304,830
                   -------------------------------------------------------------- ---------------------------------------------
                      157,003       814,245      603,551     129,714    1,704,513     267,288    243,557    235,550     746,395

Net realized and
 unrealized
 appreciation
 (depreciation)
 in fair value
 of investments
 (NOTE 3)             (8,590)       352,156    2,029,036      94,237    2,466,839     (61,694)   130,952  2,187,199   2,256,457
                   -------------------------------------------------------------- ---------------------------------------------
Net increase prior
 to interfund
 transfers           148,413      1,166,401    2,632,587     223,951    4,171,352     205,594    374,509  2,422,749   3,002,852

Interfund
 transfers (net)    (520,643)      (354,843)      25,488     849,998           --    (463,835)   136,010    327,825          --

Net assets
 available for
 plan benefits
 at beginning of
 year              2,045,702      2,072,665    7,562,998          --   11,681,365   2,303,943  1,562,146  4,812,424  8,678,513
                   -------------------------------------------------------------- --------------------------------------------
Net assets
 available for
 plan benefits
 at end of year   $1,673,472     $2,884,223  $10,221,073  $1,073,949  $15,852,717  $2,045,702 $2,072,665 $7,562,998 $11,681,365
                  =============================================================== =============================================


SEE ACCOMPANYING NOTES.

                     Anchorbank, S.S.B. Retirement Plan

                       Notes to Financial Statements

                               March 31, 1996


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the AnchorBank, S.S.B. Retirement Plan (the Plan) are presented on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Although estimates are considered to be fairly stated at the time that the estimates are made, actual results could differ from those estimates.

INVESTMENTS

Investments in market rate deposit accounts are valued at cost, which approximates market value. Investments in debt obligations, U.S. Government and agency obligations, common and preferred stocks and mutual funds are stated at fair value, based on quoted market prices on the last business day of the reporting period.

ADMINISTRATIVE EXPENSES

Administrative expenses are generally paid by the Plan's sponsor.

2. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan that covers any employee of AnchorBank, S.S.B. or its subsidiary, Anchor Insurance Services
(collectively, the Bank or the Employer, a wholly owned subsidiary of Anchor BanCorp Wisconsin, Inc.), who is at least 21 years of age and has completed 1,000 hours of service during the twelve-month period prior to the eligibility date for program participation.

Participating employees may contribute up to 18% (8% before tax and 10% after tax) of their annual earnings through payroll deductions each year. The before tax contributions are not subject to individual federal income taxes until they are withdrawn from the Plan, subject to certain limitations prescribed by the Internal Revenue Service (IRS). The Bank contributes the following amounts to each participant's account: (1) 100% of the

                       AnchorBank, S.S.B. Retirement Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

participant's before tax contribution up to 2% of the participant's salary;
(2) 25% of the participant's before tax contributions in excess of 2%, but not greater than 6% of the participant's salary; and (3) an amount to be determined by the Bank at its discretion. The Bank did not make any discretionary contributions to participants for the years ended March 31, 1996 and 1995.

Participant contributions are 100% vested immediately. Employer contributions vest according to the following schedule:

                                                                    Percent
                                                                     Vested
                                                                    -------
Number of years employed after attaining age 21:
 Less than 2 years                                                      0%
 2                                                                     25%
 3                                                                     50%
 4                                                                     75%
 5 or more                                                            100%


Notwithstanding the above vesting schedule, employer contributions are 100% vested upon death or disability, retirement age or upon permanent termination of employer contributions or of the Plan. The Plan is intended to satisfy requirements under Section 404(c) of the Employee Retirement Income Security Act of 1974, and therefore provides that participants may choose to direct their contributions and account balance, both vested and unvested, in one or a combination of four funds: Thompson Plumb Safe Haven Fund, Thompson Plumb Balanced Fund, Anchor BanCorp Wisconsin, Inc. Stock Fund, and beginning in 1996, the Thompson Plumb Growth Fund.

Benefit payments are to be made in the form of a lump-sum cash payment or an annuity. Forfeitures are used to reduce Bank matching contributions that are otherwise required.

Investment earnings and expenses of the Plan are allocated to each participant's account based on the ratio of the participant's account balance to the total of all participant account balances at each semiannual valuation date. The Bank's discretionary contribution is allocated to participants based on their voluntary contributions, as defined in the Plan.

Participants should refer to the document, "Summary Plan Description," of the Plan for a complete description of the Plan. Copies of this document are available from the Plan Administrator.

                       AnchorBank, S.S.B. Retirement Plan

3. INVESTMENTS

The Plan's investments are held by the Old Kent Bank under the supervision of the Plan trustees.

During 1996 and 1995, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:


                                                             Net
                                                         Appreciation
                                                         (Depreciation)        Fair Value
                                                         in Fair Value           at End
                                                          During Year            of Year
                                                         --------------        -----------
Year ended March 31, 1996:
 Fair value as determined by reference to quoted sources:
  Common stocks                                            $2,371,796          $12,060,195
  Corporate debt obligations                                  (18,762)           2,114,745
  Mutual fund accounts                                         94,237            1,029,925
  Preferred stocks                                             16,512               82,100
  U.S. Government and agency obligations                        3,056              264,140
                                                           ----------          -----------

                                                            2,466,839           15,551,105
 Assets carried at cost -
  Market rate deposit accounts                                 --                   85,261
                                                           $2,466,839          $15,636,366
                                                           ----------          -----------
                                                           ----------          -----------
Year ended March 31, 1995:
 Fair value as determined by reference to quoted sources:
  Common stocks                                            $2,329,457          $ 8,824,497
  Corporate debt obligations                                  (39,733)           1,543,046
  U.S. Government and agency obligations                      (33,267)             618,389
                                                           -----------         -----------
                                                            2,256,457           10,985,932
 Assets carried at cost -
  Market rate deposit accounts                                  --                 520,271
                                                           ----------          -----------
                                                           $2,256,457          $11,506,203
                                                           ----------          -----------
                                                           ----------          -----------

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                          MARCH 31
                                                      1996         1995
                                                 ------------   ----------
Thompson Plumb Growth Fund                       $ 1,029,925    $     --
Anchor BanCorp Wisconsin, Inc. common stock       10,155,476     7,508,415

                       AnchorBank, S.S.B. Retirement Plan

4. INCOME TAX STATUS

The IRS has ruled in a letter dated January 18, 1992, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Administrative expenses of the Plan were paid by the Bank. In addition, certain services are provided by the Bank at no cost to the Plan. The Plan owns 300,903 and 225,817 shares of Anchor BanCorp Wisconsin, Inc. (the Corporation) common stock with a fair market value of $10,155,476 and $7,508,415 at March 31, 1996 and 1995, respectively. Dividends of 32 cents per share were declared and paid on the Corporation's common stock in fiscal 1996, resulting in $92,087 in dividend income to the Plan. Dividends of 28 cents per share were declared and paid on the Corporation's common stock in fiscal 1995, resulting in $60,623 in dividend income to the Plan.

6. PLAN MERGERS

During fiscal 1996, as part of the Corporation's acquisition of American Equity BanCorp. (American), the Corporation assumed sponsorship of the existing retirement plan of American. Effective June 30, 1996, the American plan has been merged into the AnchorBank, S.S.B. Retirement Plan.

                                  Supplemental Schedules

                           AnchorBank, S.S.B. Retirement Plan
                       Employer Identification Number 39-0129660
                                  Plan Number 001

             Line 27(a) - Schedule of Assets Held for Investment Purposes

                                   March 31, 1996
NUMBER OF
SHARES OR
PAR VALUE                                              COST    CURRENT VALUE
- ----------                                           -------   -------------
           Market rate deposit accounts:
  9,170     Cash                                     $  9,170     $    9,170
 76,091     Kent Money Market Fund                     76,091         76,091
                                                     --------    -----------
                                                       85,261         85,261
           Mutual fund account -
 39,719     Thompson Plumb Growth Fund                956,096      1,029,925

           U.S. Government and agency obligations -
            U.S. Treasury Notes, 7.75%,
250,000     due December 31, 1999                     262,242        264,140

           Corporate debt obligations:
            American General Finance Corp.,
200,000      9.95%, due October 29, 1997              208,696        211,760
            American Home Products, 6.875%,
150,000      due April 15, 1997                       154,177        151,427
            Association Corp. North America,
200,000      7.875%, due September 30, 2001           208,192        211,430
            Fireman's Fund Mortgage Corp.,
200,000      8.25%, due November 1, 1996              217,704        202,612
            Ford Motor Credit Corp.,
150,000      9.125%, due May 1, 1998                  151,946        158,364
            Ford Motor Credit Corp.,
125,000      6.75%, due July 15, 2006                 131,016        125,719
            Loews Corp.,
100,000      8.50%, due April 15, 1998                103,594        103,810
            Phillip Morris,
350,000      8.250%, due October 15, 2003             393,005        373,748
            Phillip Morris Cos., Inc.,
410,000      9.00%, due January 1, 2001               461,791        441,902
            Snyder Oil Corp.,
 75,000      7.00%, due May 15, 2001                   75,188         63,375
            Xerox Corp,
 70,000      9.20%, due July 15, 1999                  74,040         70,598
                                                  -----------    -----------
                                                    2,179,349      2,114,745

                       AnchorBank, S.S.B. Retirement Plan
                    Employer Identification Number 39-0129660
                                Plan Number 001

     Line 27(a) - Schedule of Assets Held for Investment Purposes (continued)



NUMBER OF
SHARES OR
PAR VALUE                                              COST     CURRENT VALUE
                                                    ---------   -------------

           Preferred stock:
  1,700     Chieftain International Funding       $   42,484    $    44,413
  1,500     Lowen Group Capital                       37,792         37,687
                                                     -------    -----------
                                                      80,276         82,100
           Common stocks:
  1,000     Abbott Labs                               39,870         40,750
  3,000     Advanced Lighting Techs                   30,000         41,625
    500     Altera Corporation                        30,750         27,938
  1,400     AMP Inc.                                  54,188         57,925
300,903     Anchor BanCorp Wisconsin, Inc.         3,777,621     10,155,476
    800     AT&T Corp.                                42,558         48,900
  1,700     Celestial Seasonings Inc.                 28,688         36,975
  2,700     Chieftain Intl. Inc.                      38,999         46,913
  3,000     Circon Copr Com                           40,500         43,875
    600     Cisco Systems Inc.                        21,563         27,825
    500     Coca Cola Co.                             19,972         41,375
    600     Colgate Palmolive Co.                     42,797         46,725
    800     Consolidated Papers Inc.                  39,941         45,000
    800     DSC Communications Corp.                  27,800         21,600
    500     Eastman Kodak                             34,404         35,500
  3,500     EMC Corp/MASS                             64,801         76,125
    600     Emerson Electric Co.                      39,564         48,450
  2,000     Enron Oil & Gas Co.                       48,738         52,750
    700     Exxon Corp.                               46,501         57,050
  2,300     First Financial Corp.                     39,991         49,163
    800     General Electric Co.                      39,028         62,300
    800     Intel Corp.                               30,440         45,500
    600     Johnson & Johnson                         28,696         55,350
  1,000     Lattice Semiconductor Corp.               20,920         28,375
    700     Linear Technology Corp.                   25,900         29,225
  1,950     Marcus Corporation                        45,442         51,431
  1,700     Marshall & Ilsley Corp.                   35,790         44,413
  2,000     MCI Communications                        56,398         60,500
    800     Merck & Co. Inc.                          33,560         49,800
    700     Motorola Inc.                             44,875         37,100
  1,500     New York Times Co Class A                 35,125         43,500
  1,800     NN Ball & Roller Inc.                     18,216         39,825

                       AnchorBank, S.S.B. Retirement Plan
                    Employer Identification Number 39-0129660
                                Plan Number 001

     Line 27(a) - Schedule of Assets Held for Investment Purposes (continued)


NUMBER OF
SHARES OR
PAR VALUE                                            COST      CURRENT VALUE
- ---------                                         -----------  -------------
           Common stocks (continued):
    900     Pepsico Inc.                          $    33,566    $    56,925
    900     Premark International Inc.                 44,718         48,261
    900     Sigma Aldrich Corp.                        30,150         51,525
  1,400     Sofamor Danek Group Inc.                   32,272         47,425
  3,000     Specialty Paperboard Inc.                  33,354         39,750
  5,000     Sports & Recreation Inc.                   66,763         38,125
  1,000     Tambrands Inc.                             49,306         46,750
  1,700     US Surgical Corp.                          36,165         55,675
  2,000     Wal-Mart Stores Inc.                       44,428         46,000
  1,500     Wausau Paper Mills Co.                     27,778         34,500
  1,000     Worldcom Inc.                              31,625         46,000
                                                   ----------    -----------
           Total common stocks                      5,353,761     12,060,195
                                                   ----------    -----------
           Total investments                       $8,916,985    $15,636,366
                                                   ----------    ------------
                                                   ----------    ------------
                                                                          10

                        AnchorBank, S.S.B. Retirement Plan
                     Employer Identification Number 39-0129660
                                 Plan Number 001

                 Line 27(d) - Schedule of Reportable Transactions

                             Year ended March 31, 1996



                                                                                                FAIR VALUE
                                                                                                OF ASSET ON
                                 NUMBER OF                 NUMBER OF      SALES      COST OF      DATE OF     NET
DESCRIPTION OF ASSET            TRANSACTIONS   PURCHASES  TRANSACTIONS    AMOUNT      ASSET     TRANSACTION  GAIN
- -----------------------------------------------------------------------------------------------------------------


CATEGORY (III) TRANSACTIONS--SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

Kent Money Market Fund              260       $6,117,928      170       $6,522,857  $6,522,857  $6,522,857    $ --
Anchor Bancorp Wisconsin, Inc.
  common stock                       27        1,031,519        4          413,495     214,553     198,942      --
Thompson Plumb Growth Fund           18          956,096       --             - -         --           --       --


There were no Category (i), (ii) or (iv) reportable transactions for the year ended March 31, 1996.



                                                                          11